FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 03, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

WIMM-BILL-DANN APPOINTS GROUP HEAD OF PRODUCTION

Moscow, Russia – June 3, 2004 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced the appointment of Francesco Giuffredi as Group Head of Production. The above appointment and the creation of this new position at Wimm-Bill-Dann reflect the company’s strategic objective of optimizing its business and management structures in order to enhance overall operating efficiency.

Mr Giuffredi joined Parmalat in 1981 as assistant to the technical general manager and stayed with the company for 23 years until March of last year. As a Board member and the head of production, Mr Giuffredi was responsible for the start up and integration of regional production facilities into the group. He was specifically responsible for the developing markets of Eastern Europe, Central America and China. He was also responsible for the group’s Research and Development, technical innovations and quality control.

“We are delighted that we are being joined by one of the most respected and experienced professionals in the dairy business,” – Sergei Plastinin said in a statement. “Francesco managed to build a cost effective and efficient network of production facilities in over 30 countires. Of course, I am aware of the current situation at Parmalat, but remain convinced that the production side of Parmalat’s business was a highly sophisticated and enviable one.”

Mr Giuffredi was born in Parma, Italy, where he graduated from the Industrial Chemistry University. Prior to joining Parmalat, Mr Giuffredi worked for Montedison and ENI for over 10 years.

“When I look at the most modern equipment that Wimm-Bill-Dann has today, I can hardly believe that only 20 years ago, in 1983, I first came to the then Soviet Union to sell a UHT production line to a dairy plant in Kiev. It was then, in 1984, that the USSR produced its first ever UHT milk. A lot of progress has been made since then, and I really believe that Wimm-Bill-Dann was a major player in bringing this progress about. Wimm-Bill-Dann has built a strong production base, both in Russia and in the regions. I believe I can apply my global experience of integrating newly acquired businesses and help create a cost effective and synergized production base for Russia’s market leader.”

The newly appointed Head of Group Production will report directly to the Chief Executive Officer Sergei Plastinin.

- ends -

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

Phone: +7 095 105 5205

Fax: +7 095 733 9725

e-mail: kagan@wbd.ru

Olga Motovilova

Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

Phone: +7 095 733 9726/9727

Fax: +7 095 733 9725

www.wbd.com

e-mail: motovilova@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 24 manufacturing facilities in 20 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated first best out of 45 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated third best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines, as well as Grand Prix for Best Overall Investor Relations among companies with small and mid capitalization in the First Annual IR Magazine Russia Awards 2004 organized by IR Magazine and Assosiation of Investor Relations Professionals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: June 03, 2004